

December 18, 2017

Benjamin F. Watts
President and Chief Executive Officer
Delmar Bancorp
2245 Northwood Drive
Salisbury, MD 21801

> **Re:** **Delmar Bancorp**
> **Offering Statement on Form 1-A**
> **Filed November 22, 2017**
> **File No. 024-10765**

Dear Mr. Watts:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Selected Financial and Other Data of Delmar, page 13

1. Please reconcile the net interest margin percentages disclosed for the interim periods of 2016 and 2017 to the information disclosed under "Net Interest Income" on page 109.

Unaudited Pro Forma Combined Balance Sheet as of June 30, 2017, page 17

2. Please remove the after tax restructuring charges for Liberty of $787, pro forma adjustment (1) from your next amendment or tell us how this adjustment gives effect to events that are (i) directly attributable to the transaction, and are (ii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

Unaudited Pro Forma Combined Statement of Income for the six months ended June 30, 2017 and Year ended December 31, 2016, pages 17, 20 and 22

3. Please remove the estimated pre-tax savings of 19% of Liberty Bell 2017 targeted operating expenses of $995 and the estimated pre-tax savings of 38% of Liberty Bell 2017 targeted operating expenses of $1,989, pro forma adjustments (6), respectively from

your next amendment or tell us how these adjustments gives effect to events that are (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the company and are (iii) factually supportable pursuant to Rule 11-02 (b) (6) of Regulation S-X.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Eric Envall at (202) 551-3234 with any other questions.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Senior Staff Accountant